Atlanta	■	Washington

RESIDENT IN ATLANTA OFFICE
DIRECT DIAL:  (404) 572-6819
KKOOPS@POGOLAW.COM

September 19, 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549
Attn:  Michael Pressman

Re:           Regional Bankshares, Inc.
Preliminary Proxy Statement (Amendment No. 1)
Filed on September 18, 2007
File No. 0-78270

Schedule 13E-3 (Amendment No. 1)
Filed on September 18, 2007
File No. 0-78270

Ladies and Gentlemen:

On behalf of our client, Regional Bankshares, Inc. (“Regional” or the “Company”), we are responding to the comments received from your office by letter dated August 27, 2007 with respect to the above-referenced Preliminary Proxy Statement and Schedule 13E-3.  We have restated and responded to each of your comments below.  Capitalized terms used in this letter have the meanings ascribed to them in the Preliminary Proxy Statement.  We have annotated the marked courtesy copy of Amendment No. 1 to the Proxy Statement with cross-references indicating to which comment we are responding.

Avoiding Receipt of Cash or Series A Preferred Stock by Consolidation or “Street Name” Ownership, page 3

1.
Please expand your disclosure to address the impact to holders who beneficially own shares that are held of record by another party, such as a broker.  For instance, if a shareholder owns 125 shares but his shares are held in an account of a broker owning more than 632 shares, what rights will the holder have with respect to the 632 shares held by the broker.

We have made the requested revision in the previous bulleted section of the proxy statement titled “Determination of Shares ‘Held of Record,’” where the concept of shares being held by a record holder other than the beneficial owner is discussed more fully and inserted a cross-reference to such discussion in the “Avoiding Receipt of Cash or Series A Preferred Stock by Consolidations or ‘Street Name’ Ownership” section.

Securities and Exchange Commission
September 19, 2007

Shares Exchanged for Series A Preferred, page 19

2.
We note that holders of the Preferred will be entitled to receive dividends but that you have no history of issuing dividends, the dividends are discretionary and non-cumulative.  Please expand your disclosure to explain why this constitutes a positive effect of the merger as holders of the common stock are also entitled to receive dividends.

We have revised the proxy statement as requested.

Effects of the Reorganization on Affiliates, page 22

3.
Because this statement is filed by affiliates of the company, the description of the effects of the Rule 13e-3 transaction on the affiliates must include, but not be limited to, the effect of the Rule 13e-3 transaction on each affiliate’s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages.  Address each affiliate independently.  Please see Instruction 3 to Item 1013.  Please revise your disclosure accordingly.

We have revised the proxy statement as requested.

Recommendation of the Board of Directors; Fairness of the Reorganization, page 23

Substantive Fairness, page 24

4.
Please expand your disclosure in the first bullet point to explain in greater detail why the board deemed the fairness opinion to support its fairness determination with respect to shareholders being cashed out as opposed to those remaining with the company.

We have revised our disclosure to create a new section entitled “Factors Affecting All Shareholders Generally” to clarify that the board considered the fairness opinion to support its fairness determination with respect to shareholders receiving cash and shareholders retaining their equity interest in the Company because the opinion states that the cash-out price is fair to all shareholders of the Company.

5.	Please revise to clarify what consideration the board gave to Howe’s going private premium study.

We have revised the disclosure as requested.

6.
All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail.  Revise the discussion to address going concern value.  Refer to Instruction 2 to Item 1014 of Regulation M-A.  If the board did not consider going concern value, state that and explain in detail why it was not deemed material or relevant.  See Question and Answer No. 20 of Exchange Act Release No. 34-17719.  Also revise to quantify the company’s net book value, liquidation value and going concern value on a per share basis, if known.

We have revised the disclosure as requested.

Securities and Exchange Commission
September 19, 2007

7.	Please expand your discussion of stock prices to provide quantification.

We have revised the proxy statement as requested.

Determination of Exchange Ratio

8.
Please expand your disclosure to discuss in greater detail why the board believes that the liquidation and dividend preferences would support the finding of fairness with respect to the Series A Preferred stock when banks generally do not undergo liquidation and the company has no history of providing dividends.  In that regard, it would appear that the interests of holders of common stock, who through their voting power effectively control the company and include the officers and directors, would not be aligned with those of holders of preferred securities.

We have expanded the disclosure as requested.  The disclosure currently states that although the board considers the liquidation preference to be an advantage of the Series A Preferred Stock, the board gave it less weight in its determination of fairness because of the unlikelihood of a bank undergoing liquidation.   With respect to the dividend preference, the board believes that the fact that the Company historically has not paid dividends on its common stock and has no present intent to do so makes the dividend preference of the Series A Preferred Stock (an annual dividend of at least $0.20) an advantage that offsets its lack of voting power with respect to most matters.

Procedural Fairness, page 30

9.
Please expand your disclosure with respect to a majority of the unaffiliated shareholder vote.  It is unclear why the board believes this protection is not appropriate where over 60% of the shares are held by affiliates.  Further, it is unclear of why the statement “the provisions of the Reorganization apply regardless of whether the shareholder is an affiliate” is relevant to the finding of fairness.  Shareholders will not be treated equally.

We have revised the disclosure as requested.

10.	Please discuss the costs and time associated with the exercise of dissenters rights.

We have revised the disclosure as requested.

Opinion of Independent Financial Advisor, page 32

11.	Please delete the statement that the summary is “qualified in its entirety by reference to the full text of the opinion.” Investors are entitled to rely on your disclosure.

We respectfully submit that the language should remain in the document so that shareholders fully understand the nature of the summary in relation to the fairness opinion itself.  The section titled “Opinion of Independent Financial Advisor” is only a summary of the fairness opinion that is attached to the proxy statement as an exhibit and is part of the disclosure.  The summary does not include the full scope of the Howe Barnes fairness opinion, which shareholders are advised to review in its entirety.

Securities and Exchange Commission
September 19, 2007

12.	Please quantify the fee paid or payable to Howe.

We have revised the document as requested.

13.	Disclose all of the financial forecasts that management provided to Howe.

We have revised the document as requested.

14.
Please expand your summary of Howe’s valuation report to include all of the information required by Item 1015(b)(6) of Regulation M-A.  For example, your summary should include a more complete summary of the findings and recommendations of the report.  In this regard, please revise to include a more detailed summary of all the analyses Howe performed, including any multiples, ranges, means/medians and quantified values that it calculated for each analysis and any assumptions that it made.

We have revised the document as requested.

15.
Further, the disclosure should be expanded to clarify how the analyses supported a finding of fairness to all holders.  Please expand your disclosure to explain how Howe reached its conclusion that $14.50 was fair to all shareholders when the range of “fair value” was from $11.50 to $13.70.

We have revised the document as requested.

***

Thank you for your consideration of our responses to your comments.  If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6819.  My fax number is (404) 572-6999.

Very truly yours,

/s/ Katherine M. Koops
Katherine M. Koops

cc:           Mr. Curtis A. Tyner, Sr.
Mr. William J. Wagner
Lauren G. Brown, Esq.